OAKTREE STRATEGIC INCOME CORPORATION

333 SOUTH GRAND AVE., 28TH FLOOR

LOS ANGELES, CA 90071

June 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Oaktree Strategic Income Corporation

Registration Statement on Form N-2, File Number 333-238723

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oaktree Strategic Income Corporation, a Delaware corporation, respectfully requests acceleration of the effective date of Pre-effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-238723) (the “Registration Statement”) so that such Registration Statement may be declared effective at 5:00 p.m., Eastern time, on June 30, 2020, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Proskauer Rose LLP at (202) 416-6860 and that such effectiveness also be confirmed in writing.

Very truly yours,

Oaktree Strategic Income Corporation

By:	/s/ Mel Carlisle
	Name:	Mel Carlisle
	Title:	Chief Financial Officer and Treasurer